Occidental Petroleum Corporation (OXY)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Occidental shareholder since 2012.

To Occidental Shareholders:

I urge shareholders to vote FOR Proposal 4 at the shareholder meeting,

The proposal asks Occidental to prepare an annual report on its lobbying.

Resolved, the shareholders of Occidental request the preparation of a report, updated annually, disclosing:

1.  Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.  Payments by Occidental used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.  Occidental’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.  Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure.1 Transparency and accountability in corporate spending to influence public policy are in the best interests of Occidental shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to Occidental’s reputation and shareholder value.

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1 “Corporate Lobbying Disclosure is Material Investor Information,” As You Sow, March 23, 2024, at: https://www.proxypreview.org/contributor-articles-2024/corporate-lobbying-disclosure-is-material-investor-information.

Occidental should commit to corporate political responsibility by increasing its transparency by disclosing all of its third-party spending to influence public policy. In this letter, I will show support for this proposal is warranted because:

1.	Reputation is an important component of shareholder value;
2.	Occidental’s current disclosures are inadequate
3.	Dark money spending through trade associations and social welfare groups presents unknown risks; and
4.	Occidental could easily provide details of its lobbying in an annual report to shareholders.

1.	Corporate Reputation Is an Important Component of Shareholder Value
•	Occidental’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage.
•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[2] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[3]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[4]
•	Clearly, corporate reputation has significant impact on shareholder value.

2.	Disclosure Gaps - Occidental Investors Need a Lobbying Report
•	Information on Occidental’s federal and state lobbying spending is difficult to obtain, limited and non-consolidated. Occidental fails to provide to a comprehensive lobbying report where shareholders can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, Occidental has a broad lobbying footprint.

Federal Lobbying – Occidental Spends Millions Each Year

•	Occidental spent $105.8 million on federal lobbying from 2010 – 2023, and $33,786,000 in 2021 – 2023 alone.

•	Occidental reportedly spent the most on federal lobbying among oil and natural gas companies for 2022.[5]

•	Yet Occidental fails to disclose its federal lobbying amounts in an annual report to shareholders as requested.

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2 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke Media, March 8, 2018, at: https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study.

3 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

5 “Top 10 lobbying spenders on energy, the environment,” E&E News, Jan. 27, 2023, at: https://www.eenews.net/articles/top-10-lobbying-spenders-on-energy-the-environment/.

State Lobbying – A “Black Hole” for Shareholders

•	State lobbying disclosure has been described as a “Black Hole,” with a new study finding 98% of the S&P 500 fails to disclose state-specific lobbying totals to shareholders.[6]
•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.[7]
•	In California, where disclosure is mandated, Occidental’s subsidiary Oxy Low Carbon Ventures spent $380,401 in 2022 and 2023 on lobbying.[8]
•	Yet Occidental fails to provide any details of its state lobbying expenditures in an annual report to shareholders as requested by the proposal.

3.	The Company We Keep: Occidental Does Not Provide Comprehensive Dark Money Disclosure

•	Shareholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. Meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.

•	Undisclosed company payments dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[9] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Trade Association Blind Spot, Disclosure Lags Peers

•	Occidental’s disclosures of its participation and memberships in Trade Associations is limited, lacking details on payments and the portions used for lobbying, alignment with corporate priorities, and process and engagement.
•	Corporations make payments to trade associations that are used lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.8 billion since 1998.[10]

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6 “The Corporate State Lobbying Black Hole,” Sustainable Investments Institute (Si2), Dec. 2023, at: https://www.citizen.org/wp-content/uploads/Corporate_State_Lobbying_Black_Hole_Report_2023.pdf.

7 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

8 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1446612&view=activity&session=2023.

9 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

10 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

•	Occidental shareholders face a trade association blind spot, as Occidental fails to disclose trade association receiving less than $50,000, and fails to disclose its trade association payments, nor the portions of these payments used for lobbying. Its 2023 trade association disclosure lists 22 trade associations, including the American Chemistry Council, American Fuel & Petrochemical Manufacturers, American Petroleum Institute and US Chamber Commerce, which together spent over $98 million on federal lobbying in 2023. Yet shareholders have no way to know how much of this is comprised of Occidental’s payments.
•	Occidental’s incomplete third-party disclosure lags many of its peer group members which are providing disclosure of their trade association and social welfare group payments used for lobbying, including Exxon and Chevron.

Trade Association Lobbying Misalignments Create Reputational Risk.

•	Occidental’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts Occidental’s public position, including on climate change and taxes. For example:

o	Occidental is publicly committed to addressing climate change, yet the Chamber of Commerce reportedly has been a “central actor” in dissuading climate legislation over a two-decade period.[11]
o	And our company touts its reputation as one of the safest producers in the industry, yet Occidental, the American Chemistry Council and American Fuel & Petrochemical Manufacturers have drawn scrutiny for reportedly lobbying to weaken rail safety legislation.[12]
•	This track record of Occidental’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, shareowner cannot determine whether Occidental is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and shareowner’ objectives and long-term interests.

Social Welfare Groups are “Perfect Entity to Receive a Bribe”

•	Occidental’s disclosure leaves out SWGs (501(c)(4) organizations), entities which can engage in lobbying. The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[13] FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[14]

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11 “Climate group pushes Big Tech to exit nation’s largest business lobby,” Washington Post, Aug. 2, 2023, at: https://www.washingtonpost.com/politics/2023/08/02/climate-group-pushes-big-tech-exit-nations-largest-business-lobby/.

12 “The Company Whose Chemicals Poisoned East Palestine Still Opposes Rail Safety Legislation,” Jacobin, Aug. 5, 2023, at: https://jacobin.com/2023/08/east-palestine-occidental-petroleum-lobbying-senate-regulations.

13 “FirstEnergy to pay $230M in agreement in Ohio bribery case,” AP News, July 23, 2021, at: https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

14 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

•	Occidental is a member[15] of the Consumer Energy Alliance, a 501(c)(4) which has attracted attention for reportedly using citizens’ names on government petitions and public comments without their permission.[16]

•	Occidental also serves on the board[17] of the Texas Taxpayers and Research Association, a social welfare group described as “a lobbying organization that primarily spends its money on research.”[18]
•	Shareholders have no way to know how much Occidental gives to the Consumer Energy Alliance or Texas Taxpayers and Research Association, or if Occidental is donating directly to other dark money SWGs, because Occidental fails to provide disclosure of its contributions to social welfare groups to shareholders in an annual lobbying report.

Occidental’s Trade Association Ties to American Legislative Exchange Council

•	Occidental does not belong to the American Legislative Exchange Council (ALEC). However, Occidental is represented at ALEC by its trade associations. For example, the US Chamber sits on its Private Enterprise Advisory Council.[19]
•	ALEC has been attacking “woke capitalism”[20] It has drafted two “anti-ESG” model legislation bills.[21] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. ALEC has also attracted attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results,[22] as well as promoting voter suppression[23] and critical race theory.[24]

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15 https://consumerenergyalliance.org/about/our-members/.

16 “Their names appeared on letters urging fracking Ohio’s state parks. They don’t know how.” Cleveland.com, Sept. 12, 2023, at: https://www.cleveland.com/open/2023/09/their-names-appeared-on-letters-urging-fracking-ohios-state-parks-they-dont-know-how.html.

17 https://ttara.org/about/board/.

18 “Has Texas seen a $20 billion increase in property taxes under Abbott?” Austin American-Statesman, May 15, 2022, at: https://www.statesman.com/story/news/politics/politifact/2022/05/15/has-texas-seen-20-billion-increase-property-taxes-under-abbott/7324225001/.

19 “Coming soon in Ohio? ALEC releases new raft of model legislation,” Ohio Capital Journal, Sept. 6, 2023, at: https://ohiocapitaljournal.com/2023/09/06/coming-soon-in-ohio-alec-releases-new-raft-of-model-legislation/.

20 “Abandoning Free Market and Liberty Principles, ALEC Takes on ‘Woke Capitalism,’ Bodily Autonomy, and More at Its Annual Meeting,” Center for Media and Democracy, July 27, 2022, at: https://www.exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodily-autonomy-and-more-at-its-annual-meeting/.

21 “ALEC Eyes Sweeping Government Blacklists,” Center for Media and Democracy, Nov. 10, 2022, at: https://www.exposedbycmd.org/2022/11/10/alec-eyes-sweeping-government-blacklists/.

22 “ALEC’s Numerous Ties to the Capitol Insurrection and ‘Big Lie,’” Center for Media and Democracy, Jan. 27, 2021, at: https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/

23 “CMD Joins 300+ Groups in Call for Companies to Quit ALEC Over Voter Suppression Bills,” Center for Media and Democracy, June 14, 2021, at: https://www.exposedbycmd.org/2021/06/14/cmd-joins-300-groups-in-call-for-companies-to-quit-alec-over-voter-suppression-bills/.

24 “Critical Race Theory Gives Business Leaders Yet Another Reason to Quit ALEC,” Triple Pundit, July 21, 2021, at: https://www.triplepundit.com/story/2021/critical-race-theory-alec/725786.

4.	Occidental Has Its Lobbying Information and Could Easily Report It to Shareholders

•	Occidental’s assertion that it “already provides robust disclosures regarding the company’s lobbying and political activities and related spending” is misleading and unresponsive to the proposal. As detailed, Occidental fails to provide shareholders critical information on its trade association and social welfare group memberships, including the amounts of Occidental’s payments which are being used to lobby.
•	Occidental claims “preparing the report requested by the proposal would be costly and would unnecessarily divert the Board’s and management’s attention and resources.” This argument is disingenuous, as Occidental is required to report its federal and state lobbying, including all indirect lobbying through its trade associations and social welfare groups, and has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If Occidental has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Occidental’s best interests.

The well-documented reputational risks of Occidental’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, I believe that Occidental’s current lobbying disclosures are inadequate to protect shareholder interests. I urge you to vote FOR Proposal 4, the shareholder proposal requesting an annual report on Occidental’s lobbying expenditures.

Sincerely,

John Chevedden

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.